UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIMES

April 5, 2022

Shell plc (the "Company") has been notified that following the payment of the interim dividend on March 28, 2022 in respect of the fourth quarter of 2021, the following Persons Discharging Managerial Responsibilities ("PDMRs") acquired dividend shares in respect of shares previously delivered to them under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account. Further information can be found in the Shell plc Annual Report and Form 20-F for the year ended December 31, 2021 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Jessica Uhl*	31 March 2022	SHELL (AMS)	308.24	EUR 24.91
Jessica Uhl*	31 March 2022	SHEL ADS (NYSE)	249.19	USD 55.47
Harry Brekelmans	31 March 2022	SHELL (AMS)	866.16	EUR 24.91
Ronan Cassidy	31 March 2022	SHEL (LSE)	1,917.93	GBP 20.95
Donny Ching	31 March 2022	SHELL (AMS)	2,179.81	EUR 24.91
Ed Daniels	31 March 2022	SHEL (LSE)	230.12	GBP 20.95
Wael Sawan	31 March 2022	SHELL (AMS)	1,044.13	EUR 24.91
Huibert Vigeveno	31 March 2022	SHELL (AMS)	476.58	EUR 24.91
Zoe Yujnovich	31 March 2022	SHELL (AMS)	466.78	EUR 24.91

* Effective from April 1, 2022, Jessica Uhl ceased to be a PDMR following her stepping down from the role of CFO of Shell plc on March 31, 2022. Jessica Uhl is included in this disclosure as she was a PDMR at the time the shares were acquired.

The Notification of Dealing Form for each PDMR can be found below.

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Jessica
Last Name(s)	Uhl
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	24.91
Volume	308.24
Total	7,678.26
Aggregated information Volume Price Total	308.24 24.91 7,678.26
Date of transaction	31/03/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Jessica
Last Name(s)	Uhl
2. Reason for the notification
Position/status	Chief Financial Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	American Depository Shares (SHEL)
Identification Code	US7802593050
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	USD
Price	55.47
Volume	249.19
Total	13,822.57
Aggregated information Volume Price Total	249.19 55.47 13,822.57
Date of transaction	31/03/2022
Place of transaction	New York

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Harry
Last Name(s)	Brekelmans
2. Reason for the notification
Position/status	Projects & Technology Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	24.91
Volume	866.16
Total	21,576.05
Aggregated information Volume Price Total	866.16 24.91 21,576.05
Date of transaction	31/03/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ronan
Last Name(s)	Cassidy
2. Reason for the notification
Position/status	Chief Human Resources & Corporate Officer
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	20.95
Volume	1,917.93
Total	40,180.63
Aggregated information Volume Price Total	1,917.93 20.95 40,180.63
Date of transaction	31/03/2022
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Donny
Last Name(s)	Ching
2. Reason for the notification
Position/status	Legal Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	24.91
Volume	2,179.81
Total	54,299.07
Aggregated information Volume Price Total	2,179.81 24.91 54,299.07
Date of transaction	31/03/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ed
Last Name(s)	Daniels
2. Reason for the notification
Position/status	Strategy, Sustainability and Corporate Relations Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	GBP
Price	20.95
Volume	230.12
Total	4,821.01
Aggregated information Volume Price Total	230.12 20.95 4,821.01
Date of transaction	31/03/2022
Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Wael
Last Name(s)	Sawan
2. Reason for the notification
Position/status	Integrated Gas, Renewables and Energy Solutions Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	24.91
Volume	1,044.13
Total	26,009.28
Aggregated information Volume Price Total	1,044.13 24.91 26,009.28
Date of transaction	31/03/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	24.91
Volume	476.58
Total	11,871.61
Aggregated information Volume Price Total	476.58 24.91 11,871.61
Date of transaction	31/03/2022
Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Upstream Director
Initial notification/ amendment	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.
Currency	EUR
Price	24.91
Volume	466.78
Total	11,627.49
Aggregated information Volume Price Total	466.78 24.91 11,627.49
Date of transaction	31/03/2022
Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: April 5, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary